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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                      For Period Ended: December 31, 1997



                               ETHIKA CORPORATION
                              (Name of Registrant)



       107 The Executive Center, Hilton Head Island, South Carolina 29928
                     (Address of Principal Executive Office)




                                     0-3296
                            (Commission File Number)



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                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K or portion
                           thereof will be filed on or before the fifteenth
                           (15th) calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.



         The Company is in the process of a reverse merger and additional time is required by the Company and its auditors to complete the Company's Audited Financial Statements.

Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              David E. Williams                              (803) 785-7850
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         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes [ ]                   No [X]



         ETHIKA CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 1997                 By: /s/ David E. Williams
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                                         Name:   David E. Williams
                                         Title:  Vice President of Finance